

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 1, 2006

<u>Via U.S. Mail</u>
Mark E. Monroe
President and Chief Executive Officer
Continental Resources, Inc.
302 N. Independence
Enid, Oklahoma
73701

> **Re: Continental Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 14, 2006**
> **File No. 333-132257**

Dear Mr. Monroe:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Unless the subject of a confidential treatment or Rule 83 request, all materials submitted supplementally to the Staff should be filed as correspondence on EDGAR. In this regard, we note that none of the annexes to the letter have been filed. Please file all such materials.

2.   We acknowledge your response and remind you of prior comments 1 and 3.

Our Business, page 1

3.   We have reviewed your revised disclosure in response to prior comment number
        11. Please expand your disclosure to include the pro-forma SMOG information
        each time you disclose the PV-10 information to enhance investor understanding
        of these measures. Additionally, please disclose i) the reasons why management
        believes that presentation of PV-10 provides useful information to investors
        regarding your financial condition and results of operations and ii) the additional
        purposes, if any, for which management uses this measure. Refer to Item 10(e) of
        Regulation S-K.

Risk Factors, page 12

4.   We refer you to disclosure in the Recent Events section of the prospectus and on
        page 31.   From a differential of $5.24 per Bbl in 2005 to $16 per Bbl in March
        2006, there has been a significant increase in the difference between the NYMEX
        oil price and the oil price you have realized before hedging. Further supplement
        your risk factor discussion to address the risks associated with the factors
        contributing to such growing differentials and the material impact this may have
        on your financial condition.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Liquidity and Capital Resources, page 40

5.   We note your response to prior comments 26 and 27 and reissue the comments.
        First, clarify whether the foreseeable future is inclusive of the next 12 months and
        expand your discussion of the long-term needs and sources of liquidity.

Report of Independent Registered Public Accounting Firm, page F-2

6.   Please include a signed audit report as required by Rule 2-02(a) (2) of Regulation
        S-X.

Note 9. Stock Compensation, page F-19

7.   We have considered your response to prior comment number 44 wherein you
        indicate that the formula you describe, as contained within the 2000 Stock Option
        Plan and 2005 Long-Term Incentive Plan, represents the fair market value of the
        underlying shares of common stock granted. Please tell us how this formula

represents fair market value as contemplated by paragraphs 10 of ABP 25 and 16 of SFAS 123, as applicable.

Note 13. Oil and Gas Property Information, page F-23

8.   Please revise your disclosure of your results of operations from oil and gas producing activities to reflect your planned conversion from an S-corporation to a C-corporation.

Note 15. Subsequent Event (Unaudited), page F-28

9.   We note your disclosure on page 5 that prior to the consummation of this offering you will affect an 11 for 1 stock split of your shares in the form of a stock dividend. Please explain why this stock split has not been retroactively reflected in your financial statements. Refer to SAB Topic 4:C which can be located on our website at: http://www.sec.gov/interps/account/sabcodet4.htm#4c.

Business and Properties, page 47

Woodford Shale Project, page 57

10.   Here you state, "At that time[April 10, 2006], nine horizontal wells had been completed in the Woodford Shale near our acreage with initial production rates of up to 5,000 Mcf of natural gas per day…" Please amend your document to balance this statement with the range of production rates for each of these wells and their approximate distance(s) from your acreage.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken, Staff Accountant at (202) 551-3721 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financials statements and related matters. Contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
David Oelman, Esq.
Vinson & Elkins LLP
(713) 758-2246